SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

1111 Polaris Parkway
Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel
JPMorgan Chase Bank, National Association
1 Chase Manhattan Plaza, 25th Floor
New York, NY 10081
Tel: (212) 552-2192
(Name, address and telephone number of agent for service)

FLORIDA POWER CORPORATION d/b/a PROGRESS ENERGY FLORIDA, INC.

(Exact name of obligor as specified in its charter)

Florida	59-0247770
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

100 Central Avenue
St. Petersburg, Florida	33701
(Address of principal executive offices)	(Zip Code)

First Mortgage Bonds

(Title of the indenture securities)

GENERAL

Item 1. General Information.

      Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.
Board of Governors of the Federal Reserve System, Washington, D.C., 20551
Federal Deposit Insurance Corporation, Washington, D.C., 20429.

      (b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

      If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

      None.

Items 3-15.

      Pursuant to General Instruction B of the Form T-1, no responses are included for Items 3-15 because the obligor is not in default.

Item 16. List of Exhibits

      List below all exhibits filed as a part of this Statement of Eligibility.

      1. A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575, filed November 18, 2004, which is incorporated by reference).

      2. A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575, filed November 18, 2004, which is incorporated by reference).

      3. None. The authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

      4. A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575, filed November 18, 2004, which is incorporated by reference).

      5. Not applicable.

      6. The consent of the Trustee required by Section 321(b) of the Act.

      7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

      8. Not applicable.

      9. Not applicable.

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 11th day of May, 2005.

JPMORGAN CHASE BANK, N.A.

By	/s/ JANICE OTT ROTUNNO

Name: Janice Ott Rotunno
Title: Authorized Officer

Exhibit 6 to Form T-1

THE CONSENT OF THE TRUSTEE REQUIRED

BY SECTION 321(b) OF THE ACT

May 11, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of an indenture between Florida Power Corporation d/b/a Progress Energy Florida, Inc., and JPMorgan Chase Bank, N.A., as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours,

JPMorgan Chase Bank, N.A.

By:	/s/ JANICE OTT ROTUNNO

Name: Janice Ott Rotunno
Title: Authorized Officer

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank, N.A.

of 270 Park Avenue, New York, New York 10017
and Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System,

at the close of business December 31, 2004, in

accordance with a call made by the Federal Reserve Bank of this
District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
in Millions

ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$33,880
Interest-bearing balances	32,628
Securities:
Held to maturity securities	110
Available for sale securities	78,962
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	31,459
Securities purchased under agreements to resell	106,872
Loans and lease financing receivables:
Loans and leases held for sale	24,495

Loans and leases, net of unearned income	$341,550
Less: Allowance for loan and lease losses	5,313

Loans and leases, net of unearned income and allowance	336,237
Trading Assets	236,768
Premises and fixed assets (including capitalized leases)	7,994
Other real estate owned	141
Investments in unconsolidated subsidiaries and associated companies	786
Customers’ liability to this bank on acceptances outstanding	471
Intangible assets
Goodwill	23,120
Other Intangible assets	9,871
Other assets	43,571

TOTAL ASSETS	$967,365

LIABILITIES

Deposits
In domestic offices	$367,865

Noninterest-bearing	$133,284
Interest-bearing	234,581

In foreign offices, Edge and Agreement subsidiaries and IBF’s	149,845

Noninterest-bearing	$7,002
Interest-bearing	142,843

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	15,415
Securities sold under agreements to repurchase	71,311
Trading liabilities	140,576
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	77,735
Bank’s liability on acceptances executed and outstanding	471
Subordinated notes and debentures	18,767
Other liabilities	43,384
TOTAL LIABILITIES	885,369
Minority Interest in consolidated subsidiaries	1,356

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,785
Surplus (exclude all surplus related to preferred stock)	58,290
Retained earnings	20,968
Accumulated other comprehensive income	(403)
Other equity capital components	0
TOTAL EQUITY CAPITAL	80,640

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$967,365

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
JAMES DIMON	)	DIRECTORS
MICHAEL J. CAVANAGH	)